                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 3)

                              Big City Radio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    67611N109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 David A. Persing, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         /X/  Rule 13d-1(d)





     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

--------------------          --------------------            ------------------
CUSIP No. 5916891014                 13G/A                    Page 2 of 9 Pages
--------------------          --------------------            ------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Stuart Subotnick
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER

                                  -0-
                             ---------------------------------------------------
                             6    SHARED VOTING POWER

                                  8,294,493 (includes (i) 8,250,458 shares of
                                  Class B Common Stock, par value $.01 per
                                  share, 2,000,000 of which are held by
                                  Subotnick Partners, L.P. of which Anita
                                  Subotnick is the general partner and Stuart
                                  Subotnick is a limited partner, (ii) 2,895 and
                                  2,840 shares of Class A Common Stock held by
                                  Mr. Subotnick's grandchildren Ian Block and
                                  Livia Block, respectively, and Mr. Subotnick
                                  holds such shares as custodian pursuant to the
                                  New York Uniform Gift to Minors Act. The
                                  shares of Class B Common Stock are freely
  NUMBER OF                       convertible at any time into shares of Class A
    SHARES                        Common Stock at a rate of one share of Class A
 BENEFICIALLY                     Common Stock for each share of Class B Common
   OWNED BY                       Stock).
    EACH                     ---------------------------------------------------
  REPORTING                  7    SOLE DISPOSITIVE POWER
 PERSON WITH
                                  -0-
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  8,294,493 (includes (i) 8,250,458 shares of
                                  Class B Common Stock, par value $.01 per
                                  share, 2,000,000 of which are held by
                                  Subotnick Partners, L.P. of which Anita
                                  Subotnick is the general partner and Stuart
                                  Subotnick is a limited partner, (ii) 2,895 and 2,840 shares of Class A Common Stock held by Mr. Subotnick's grandchildren Ian Block and Livia Block, respectively, and Mr. Subotnick holds such shares as custodian pursuant to the New York Uniform Gift to Minors Act. The shares of Class B Common Stock are freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock).
--------------------------------------------------------------------------------
    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,294,493 (includes (i) 8,250,458 shares of Class B Common Stock, par value $.01 per share, 2,000,000 of which are held by Subotnick Partners, L.P. of which Anita Subotnick is the general partner and Stuart Subotnick is a limited partner, 38,300 shares of Class A Common Stock held by Mr. Subotnick and (ii) 2,895 and 2,840 shares of Class A Common Stock held by Mr. Subotnick's grandchildren Ian Block and Livia Block, respectively, and Mr. Subotnick holds such shares as custodian pursuant to the New York Uniform Gift to Minors Act. The shares of Class B Common Stock are freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock).
--------------------------------------------------------------------------------

--------------------          --------------------            ------------------
CUSIP No. 5916891014                 13G/A                    Page 3 of 9 Pages
--------------------          --------------------            ------------------

--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    / /


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           57.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

--------------------          --------------------            ------------------
CUSIP No. 5916891014                 13G/A                    Page 4 of 9 Pages
--------------------          --------------------            ------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Anita Subotnick
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER

                                  -0-
                             ---------------------------------------------------
                             6    SHARED VOTING POWER

                                  8,294,493 (includes (i) 8,250,458 shares of
                                  Class B Common Stock, par value $.01 per
                                  share, 2,000,000 of which are held by
                                  Subotnick Partners, L.P. of which Anita
                                  Subotnick is the general partner and Stuart
                                  Subotnick is a limited partner, (ii) 2,895 and
                                  2,840 shares of Class A Common Stock held by
                                  Mr. Subotnick's grandchildren Ian Block and
                                  Livia Block, respectively, and Mr. Subotnick
                                  holds such shares as custodian pursuant to the
                                  New York Uniform Gift to Minors Act. The
                                  shares of Class B Common Stock are freely
  NUMBER OF                       convertible at any time into shares of Class A
    SHARES                        Common Stock at a rate of one share of Class A
 BENEFICIALLY                     Common Stock for each share of Class B Common
   OWNED BY                       Stock).
    EACH                     ---------------------------------------------------
  REPORTING                  7    SOLE DISPOSITIVE POWER
 PERSON WITH
                                  -0-
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  8,294,493 (includes (i) 8,250,458 shares of
                                  Class B Common Stock, par value $.01 per
                                  share, 2,000,000 of which are held by
                                  Subotnick Partners, L.P. of which Anita
                                  Subotnick is the general partner and Stuart
                                  Subotnick is a limited partner, (ii) 2,895 and 2,840 shares of Class A Common Stock held by Mr. Subotnick's grandchildren Ian Block and Livia Block, respectively, and Mr. Subotnick holds such shares as custodian pursuant to the New York Uniform Gift to Minors Act. The shares of Class B Common Stock are freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock).
--------------------------------------------------------------------------------
    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,294,493 (includes (i) 8,250,458 shares of Class B Common Stock, par value $.01 per share, 2,000,000 of which are held by Subotnick Partners, L.P. of which Anita Subotnick is the general partner and Stuart Subotnick is a limited partner, 38,300 shares of Class A Common Stock held by Mr. Subotnick and (ii) 2,895 and 2,840 shares of Class A Common Stock held by Mr. Subotnick's grandchildren Ian Block and Livia Block, respectively, and Mr. Subotnick holds such shares as custodian pursuant to the New York Uniform Gift to Minors Act. The shares of Class B Common Stock are freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock).
--------------------------------------------------------------------------------

--------------------          --------------------            ------------------
CUSIP No. 5916891014                 13G/A                    Page 5 of 9 Pages
--------------------          --------------------            ------------------

--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    / /


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           57.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

ITEM 4.    OWNERSHIP

           See responses to Items 5,6,7,8,9, and 11 of Cover Pages.

           In January 2000, Stuart Stuart purchased 1490 and 1440 shares of Class A Common Stock for his grandchildren Ian Block and Livia Block, respectively and Anita Subotnick purchased 1,405 and 1400 shares of Class A Common Stock for her grandchildren Ian Block and Livia Block, respectively. Stuart Subotnick and Anita Subotnick hold such shares as custodians pursuant to the New York Uniform Gift to Minors Act.

           On August 18, 2000, Stuart Subotnick purchased 38,300 shares of Class A Common Stock in a private transaction at a purchase price of $6.00 per share.

























                                     6 of 9

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  14, 2001



                                          /s/ Anita Subotnick
                                          --------------------------------------
                                          Anita Subotnick



                                          /s/ Stuart Subotnick
                                          --------------------------------------
                                          Stuart Subotnick

                                INDEX TO EXHIBITS


Exhibit No.      Description

99.1             Joint Filing Agreement dated as of February 9, 1999


































                                  Page 8 of 9